SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-14270

NORTEL INVERSORA S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo 50
Piso 11
C1107AAB-Buenos Aires
Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Call for Annual General Meeting of Shareholders of Common Stock and Special Meeting of Shareholders of Class A Preferred Stock to be held April 30, 2010

“NORTEL INVERSORA S.A.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL AND SPECIAL CLASS “A” PREFERRED STOCKHOLDERS’ MEETING

Call to Annual and Extraordinary General Meeting and Special Class “A” Preferred Stockholders’ Meeting on first call, to be held on April 30th, 2010, at 10:00 am, at Alicia Moreau de Justo 50, Ground Floor, in the City of Buenos Aires, with the following Agenda:

AGENDA

1)	Appointment of two stockholders to approve and sign the Minutes.

2)	Explanation of the reasons for non celebration in due term of the Annual General Meeting to consider the documentation for the twentieth fiscal year, ended on December 31, 2008 (“Fiscal Year 2008”).

3)
Consideration of the documents prescribed by section 234, subparagraph 1 of Law 19,550 and the Rules of the Comisión Nacional de Valores (CNV) [Argentina Securities Commission] and the Buenos Aires Stock Exchange and the English language accounting documents prescribed by the United States Securities and Exchange Commission, for Fiscal Year 2008.

4)	Consideration of the non-appropriated profit/(loss) amount as of December 31, 2008.

5)
Consideration of the documents prescribed by section 234, subparagraph 1 of Law 19,550 and the Rules of the Comisión Nacional de Valores (CNV) [Argentina Securities Commission] and the Buenos Aires Stock Exchange and the English language accounting documents prescribed by the United States Securities and Exchange Commission, for Fiscal Year ended December 31, 2009 ( “Fiscal Year 2009”).

6)	Consideration of the results of Fiscal Year 2009 and the Board’s proposal on the destination of the non-appropriated profit/(loss) amount as of December 31, 2009.

7)	Possible reduction of the capital stock, as a result of the scheduled redemption of Class “A” Preferred Shares, pursuant to such shares’ terms and conditions of issuance, subject to the resolution adopted on 6) hereinabove.

8)	Consideration of the performance of the Board of Directors and the Supervisory Committee since April 30, 2008 until the date of this shareholders’ meeting.

9)
Consideration of the compensation of the Board of Directors for the fiscal years ending December 31, 2008, and December 31, 2009, within the 5% limits prescribed in Section 261 of Law 19, 550 with respect to the “calculated profits” for each fiscal year respectively.

10)
Authorization to the Board of Directors to make advance payments of fees payable up to an amount to be decided at the shareholders’ meeting, to those directors who shall perform their duties during the twentieth-second fiscal year (from the date of this shareholders’ meeting until the shareholders’ meeting that shall appoint the directors to replace them), subject to consideration at the shareholders’ meeting during which financial documents for the above referenced year will be considered.

11)	Consideration of the fees payable to the Supervisory Committee for their performance from the date of their appointment at the shareholders’ meeting held on April 30, 2008 until this date.

12)
Authorization to make advance payments of fees payable up to an amount to be decided at the shareholders’ meeting to those supervisory committee members who shall perform their duties during the twentieth-second fiscal year (from the date of this shareholders’ meeting until the shareholders’ meeting that shall appoint the members to replace them), subject to consideration at the shareholders’ meeting during which financial documents for the above referenced year will be considered.

13)	Determination of the number of regular and alternate directors for the twentieth-second fiscal year (“Fiscal Year 2010”).

14)	Election of the regular and alternate directors for Fiscal Year 2010 by Class A Preferred Shares.

15)	Election of the regular and alternate directors for Fiscal Year 2010 by Common Shares.

16)	Election of the regular and alternate members of the Supervisory Committee for Fiscal Year 2010.

17)	Consideration of the resolution of the Board regarding the continuity of Price Waterhouse & Co S.R.L. as external auditors for the accounting statements during Fiscal Year 2009.

18)	Determination of the compensation to the external auditors for the accounting statements corresponding to Fiscal Years 2008 and 2009.

19)	Appointment of external auditors for accounting statements for Fiscal Year 2010 and determination of their compensation.

20)	Report on Audit Committee expenses during Fiscal Year 2009 and consideration of the Audit Committee budget for Fiscal Year 2010.

21)
Consideration of Item Four of the Agenda of Shareholders’ Meeting dated April 30, 2008 which had not been fully resolved by the shareholders: “Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2007.”

22)
Consideration of Item Five of the Agenda of Shareholders’ Meeting dated April 30, 2008 which had not been fully resolved by the shareholders: “Consideration of the Board of Directors’ compensation for the fiscal year ending December 31, 2007, amounting to P$324,000.- (appropriated amount), equivalent to 0.10% of the “Calculated Profits”, determined as stipulated in Section 3° of Chapter III of the Rules of the Comisión Nacional de Valores, vis a vis the proposal of non-distribution of dividends due to the Company’s lack of liquidity.”

23)
Consideration of Item Seven of the Agenda of Shareholders’ Meeting dated April 30, 2008 which had not been fully resolved by the shareholders: “Fees payable to the Supervisory Committee for the nineteenth fiscal year.”

THE BOARD

NOTE I: To attend the shareholders’ meeting, Class A Preferred Stockholders and Ordinary Stockholders shall notify of their attendance no less than three business days before the shareholders’ meeting, at Av. Alicia Moreau de Justo 50, 11° Floor, City of Buenos Aires, from 10.00 am to 12.00 pm and from 3.00 pm to 5.00 pm. Deadline is April 26, 2010, at 5.00 p.m. Common stockholders shall be the only stockholders to take part in the election of directors on Item Fifteen. Class A Preferred Stockholders shall be the only stockholders to take part in the election of directors pursuant to Item Fourteen. Item Seven must be considered at the Extraordinary Meeting. The shareholders’ meeting shall be held in a domicile other than the legal domicile of the Company.

NOTE II: Pursuant to General Resolution N° 465/2004 of the CNV, upon registration to participate in the Stockholders’ Meeting, the following details of each holder of record of the shares must be disclosed: full name or corporate name; type and ID number for individuals or registration data for legal entities expressly indicating the Registrar where they are registered and the jurisdiction and domicile, indicating type of domicile. The same data must be furnished by whoever is in attendance at the shareholders’ meeting to represent the holder of record of the shares.

NOTE III: Those who intend to participate in the Stockholders’ Meeting as custodians or managers of third parties’ shares must meet the requirements on Item II.9 of the CNV Rules in order to cast dissenting votes.

NOTE IV: Printed copies of the documentation to be analyzed at the shareholders’ meeting, including Board proposals regarding matters under consideration, are available at the legal domicile of the Company at the times and dates mentioned in Note I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	March 26, 2010	By:	/s/ José Gustavo Pozzi
			Name:	José Gustavo Pozzi
			Title:	General Manager